SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Ö Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No Ö

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________ )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2007. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copy of the disclosure letter we sent to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release issued by Smart Communications, Inc. (Smart) entitled “Smart honored at UN ceremonies in New York; Philippine telco wins global award”. Smart is a wholly-owned subsidiary of PLDT.	6

Exhibit 1

September 25, 2008

The Philippine Stock Exchange

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Atty. Pete M. Malabanan

Head, Disclosure Department

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “Smart honored at UN ceremonies in New York; Philippine telco wins global award” . Smart Communications, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

September 25, 2008

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “Smart honored at UN ceremonies in New York; Philippine telco wins global award” . Smart Communications, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

/s/ Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  September 25, 2008

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Exhibit 1

11. Item 9 – Other Events

Attached hereto is a copy of a press release entitled “Smart honored at UN ceremonies in New York; Philippine telco wins global award”. Smart Communications, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY /s/ Ma. Lourdes C. Rausa-Chan MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: September 25, 2008

Exhibit 1

SMART

Press Release

For more information, please visit

http://www.smart.com.ph or contact:

Ramon R. Isberto

Head, Public Affairs Group

Smart Communications, Inc.

T: +63 (2) 5113101

F: +63 (2) 5113100

E: rrisberto@smart.com.ph or

publicaffairs@smart.com.ph

FOR IMMEDIATE RELEASE

SMART honored at UN ceremonies in New York

Philippine telco wins global award

September 25, 2008/ Manila -  A Philippine telco has been presented with a prestigious global award for showing that making a profit and ‘doing the right thing’ can come together.

Smart Communications, Inc. (SMART) was honored at a special ceremony in New York City yesterday at the World Business and Development Awards (WBDA) for “giving the poor access to communication and micro-enterprise opportunities.”

The wireless subsidiary of PLDT is among the ten recipients of the 2008 awards chosen from among a field of 104 nominees from 44 countries. SMART is the only awardee from Southeast Asia.

In particular, SMART was recognized for its “growth inclusive business model” – maintaining profitability while at the same time serving the needs of the poor by providing access to low cost telecommunications services, providing entrepreneurial avenues for the lower income segment of the market, empowering women through microfinance opportunities, helping boost the quality of education through Internet access, and practicing environmental sustainability.

Established in 2000, the biennial awards are the first worldwide business awards to recognize the crucial role of the private sector in implementing the Millennium Development Goals set by the United Nations. It is presented by the International Chamber of Commerce, The International Business Leaders Forum, and the United Nations Development Program.

“This is a great honor for SMART and for the Philippines. We are both elated and humbled. This award is not only very prestigious, but is also most meaningful,” said Napoleon L. Nazareno, SMART president and CEO. “We are challenged to do much more to build our business in innovative ways that help our country move forward.”

The awards ceremony was attended by Queen Rania Al Abdullah of Jordan and Senegal’s President Abdoulaye Wade, and was part of activities during the opening week of the United Nations General Assembly in New York.

"Today, business leaders like all of you are rewriting the value equation —to show that true worth comes not only from profits but from making a positive difference," said Queen Rania in her address to the Awardees. "More and more, when we look at some of the cruelest challenges our human family faces, we find it is business leading the charge of innovation for

Exhibit 1

human development —inventing new tools, initiating new partnerships, re-imagining service delivery… to bring life-saving vaccines and life-altering technologies into the hands of the poor."

In its press statement the WBDA said that “before SMART introduced low-cost mobile phone subscription in 1994, there were only one million landline subscribers and 102,400 mobile phone owners, all of whom belonged to the more affluent social classes. By the end of March 2008, there were 58.9 million mobile phone owners, with 31.6 million subscribing to the SMART network. Adhering to its original strategy and riding on the success of a project called ‘Smart Load’, the company has introduced about 20 other innovative products/services in the span of just over 10 years. These products have revolutionized the telecommunications market in the Philippines.”

“By democratizing telecoms and technology, SMART has helped democratize economic opportunities. The next step for us is to bridge the digital divide. Every Filipino should be connected to the worldwide web of knowledge, information and opportunities,” said Orlando B. Vea, SMART’s founding president and current chief wireless adviser.

The company was also cited for providing opportunities for entrepreneurship to more than one million Filipinos through its Smart Load retail program. It has also started making strides in the area of entrepreneurship through its microfinance program, among which the most prominent is the partnership with Microventures Inc. through the Hapinoy Store program, the first sari-sari store chain franchise in the Philippines, which provides financing for women.

“As the world becomes more interdependent, doing business with the poor has shown  not only to be a potential boost to a company’s competitiveness, but also – with the right business model – to be a force in the fight against poverty.” said Kemal Derviş, Administrator of the United Nations Development Program (UNDP). “We are presenting a new approach to develop long-term business initiatives to harness the resources and talents that are the central strength of global business. This is a potent demonstration of our collective commitment to being a strong partner to the private sector in furthering shared aims.”

This year’s award winners include ventures that provide Nigerian farmers with commercial finance and technical assistance to produce higher quality crops, expand electricity to the poorest neighborhoods of Brazil and provide credit services to the poor through mobile phones in Kenya.

In their press statement, the WBDA said that the spirit of innovation demonstrated by SMART and other WBDA winners has led to the formation of The Global Partnership for the Business Call to Action which was launched yesterday by UN Secretary-General Ban Ki-moon. This initiative urges companies to find new business opportunities for the 21st century- using companies’ core business in ways that contribute to development goals and their business success.

SMART is a member of the Philippine Business for Social Progress, a private and non-profit foundation dedicated to promoting business sector commitment to social development. PBSP promotes the adoption of the MDG programs to help reduce poverty and improve the lives of the Filipino poor.

****

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/ Ma. Lourdes C. Rausa-Chan Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: September 25, 2008